Tidal Trust III
234 West Florida Street, Suite 700
Milwaukee, WI 53204

March 4, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: Tidal Trust III (the “Trust”)
File Nos. 333-221764, 811-23312
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 120 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. 0001999371-25-007354) on June 6, 2025, for the purpose of registering shares of the Smart AllocationTM High Income ETF (the “Fund”) as a new series of the Trust.

The Amendment was originally scheduled to become effective on August 20, 2025. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designing a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 130 (filed on August 19, 2025, Accession No. 0001999371-25-011631);

●	Post-Effective Amendment No. 138 (filed on September 17, 2025, Accession No. 0001999371-25-013418);

●	Post-Effective Amendment No. 141 (filed on October 16, 2025, Accession No. 0001999371-25-015548);

●	Post-Effective Amendment No. 150 (filed on November 13, 2025, Accession No. 0001999371-25-017659);

●	Post-Effective Amendment No. 155 (filed on December 11, 2025, Accession No. 0001999371-25-020038);

●	Post-Effective Amendment No. 163 (filed on January 8, 2026, Accession No. 0001999371-26-000505); and

●	Post-Effective Amendment No. 169 (filed on February 6, 2026, Accession No. 0001999371-26-002759).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments.

No securities were sold in connection with the Amendment. The Trust has determined not to proceed with the offering of this particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Eric W. Falkeis

Eric W. Falkeis
Chief Operating Officer
Tidal Investments LLC, on behalf of Tidal Trust III